

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 4, 2016

Mr. Timothy S. Davidson
Senior Vice President and Chief Financial Officer
Natural Health Trends Corp.
609 Deep Valley Drive, Suite 395
Rolling Hills Estates, California 90274

      Re: Natural Health Trends Corp.
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed March 4, 2016
             File No. 1-36849

Dear Mr. Davidson:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                          Sincerely,

                          /s/ Jennifer Thompson

                          Jennifer Thompson
                          Accounting Branch Chief
                          Officer of Consumer Products